INVEST IN **SKINBIT**

Early Skin Cancer detection for everyone


Skin Cancer
Detection
SKINBIT
Accurate, Affordable,
Accessible to All

skinbit.co Los Angeles, CA

Highlights

1. Repeat founders: CEO: 3 exits including Deezer (Euronext), Stanford Chief of Dermatology, Apple/Meta
2. $15B market: 98M Americans need annual skin screening, versus only 48M capacity today
3. Market validation: 2,000 waitlist participants within 3 weeks with no marketing
4. Smart regulatory path: generate revenue immediately while building toward FDA autonomy
5. AI model built with 50,000 data points delivering +90% true positives and true negatives
6. Strong IP Protection with 2 patents issued and 1 pending
7. Annual screening requirements create a predictable, recurring revenue stream per patient

Featured Investors

Featured Investors



Yann Fleureau [in]   Follow   Invested $50,000 ⓘ

Founder at Cardiologs (acquired by Philips)

"SkinBit meets all the criteria of a winning company in healthtech. They're taking all the right steps: focusing on a clear unmet clinical need, leveraging disruptive AI technology and adopting an efficient go-to-market approach. The dermatology crisis is real, and SkinBit's approach to democratizing skin cancer screening has the potential to transform outcomes for millions of patients."



Frederic Benque [in]   Follow   Invested $50,000 ⓘ

Partner at Eren Group

"I invested in SkinBit because I know Jonathan personally—his track record speaks for itself, but it's his genuine passion for this mission that convinced me. Having survived melanoma himself, he's not just building another company; he's on a crusade to fix a broken system. When you combine that drive with Dr. Ko's clinical expertise from Stanford and a world-class AI team, you have something special. This isn't just another medtech startup—SkinBit has the potential to fundamentally transform how we approach skin cancer detection and save countless lives in the process."



Michael Rogers [in]   Follow   Invested $100,000 ⓘ

Skinbit Wefunder Syndicate Lead. Former CHRO at Alight

"What attracted me to Skinbit is their accessible, data-driven approach to skin cancer detection, which I have no doubt will drive better outcomes for people and save countless lives. Their technology takes something that can be daunting and complex and makes it simple, giving people a real chance to catch skin cancer before it's too late."

Our Team



Jonathan Benassaya   Founder & CEO

Serial entrepreneur & melanoma survivor. Founded Deezer (Euronext), StreamNation (acq. by SmugMug). Executive at Life360 & Meta. 20+ years building scalable consumer platforms & subscription models. Personal cancer experience fuels SkinBit's mission.



Justin Ko, MD   Co-Founder & Chief Medical Advisor

Dr. Ko, Chief of Medical Dermatology at Stanford, brings unparalleled expertise in skin cancer diagnostics and AI innovation. His Nature-published research on AI in dermatology positions him at the forefront of the field.



Manuel Colom   Co-Founder & CXO

20+ years UI/UX design including Apple lead designer. Serial entrepreneur translating complex medical tech into intuitive patient experiences. Human-centered design approach makes SkinBit's cancer detection accessible to all.



Ilya Novoselskiy   Co-Founder & AI Lead

Biological sciences background, data science expert since 2018. Won prestigious 2024 ISIC dermatological imaging challenge. Computer vision specialist leading SkinBit's AI development for skin cancer detection.



Bill Dower, PhD   Co-Founder & Hardware Lead

PhD synthetic aperture radar, University of Oklahoma. Led radar development at Raytheon, Epirus, Chaos Industries. High-resolution subsurface imaging expertise crucial for SkinBit's non-invasive cancer detection technology.

SkinBit – AI-Powered Skin Screening for Everyone

Investor overview

Skin cancer touches 3.6M Americans yearly—75% of all cancer diagnoses—yet our healthcare system is catastrophically failing them. Only 48 million appointment slots exist for 98 million who need screening, and doctors miss 3 out of 10 cancers. SkinBit's revolutionary whole body AI scanner achieves 90% accuracy in 60 seconds, transforming both access and outcomes."

3 Key Reasons to Invest in SkinBit

- **Untapped $15B Market with Guaranteed Demand:** Dermatologist shortages worsen yearly while skin cancer rates climb. By 2030, half of all dermatology needs will go unmet. Our scanner-as-a-service approach eliminates partner investment risk, allowing rapid expansion throughout the US.

- **Industry-Leading AI Performance:** Our whole body scanner

- **Industry-Leading AI Performance:** Our whole body scanner in development targets 95% accuracy, surpassing traditional dermatologist exams (75%) thanks to our proprietary 50,000 data set.

- **Proven Team Executing Against Desperate Need:** CEO survived melanoma and built two successful exits, including public company Deezer. Stanford's Chief of Dermatology provides clinical validation. With 2,000 waitlist signups in three weeks and zero marketing spend, market demand is confirmed. This team knows how to scale healthcare technology profitably.

Why I Started SkinBit: My Battle with Melanoma



"Half of Americans who need skin cancer screening can't get it. As someone who survived melanoma, I couldn't ignore a problem this big with a solution this clear."

Jonathan Benassaya
CEO & Founder

◇ SKINBIT

"In 2020, my dermatologist almost missed the melanoma. After inconclusive initial biopsy results and weeks of agonizing uncertainty—where every passing day felt like a lifetime—I faced removing a 2.5cm circle from my face for a 3mm spot—risking permanent disfigurement. This experience showed me that dermatology needs transformation." - CEO, Jonathan Benassaya

The Dermatology Crisis: Millions Left Waiting

Skin cancer affects 3.3 million Americans annually, resulting in 5.4M diagnoses, with many waiting up to 12 months to see a dermatologist. It is estimated that by 2030, half of all dermatology needs will go unmet due to specialist shortages. The current standard relies on subjective visual examinations without data tracking, translating to 25% of false negatives (i.e., patients with cancer missed by their dermatologists) and up to 40% of false positives (i.e., patients with benign lesions treated

for cancers) (source)


5.4M
Annual skin Cancer Diagnoses(1)
25%
False Negative(2)
40%
False Positive(2)
Unserved: 50M(3)
US Capacity: 48M(3)
SKINBIT

- (1) source
- (2) source
- (3) 66M americans with a history of skin cancer + 32M of 65yo+ without history of skin cancer but need an annual check = 98M, 10,000 dermatologists (excluding surgeons only) x 40 visits/day x 50% time allocation to skin checks x 240 worked day/year = 48M

SkinBit: Making Early Detection Accessible to Everyone

SkinBit's full-body AI scanner, under development, is being designed to capture high-resolution medical images in just 60 seconds, creating a complete skin health baseline. Our technology is designed to identify concerning spots with 90% accuracy based on internal testing and tracks changes over time, serving the 65 million Americans lacking access to timely care.


Our Proprietary Scanner



- ☑ Full body dermoscopic scanner
- ☑ Over 90% efficiency in detecting cancer*
- ☑ Compact design for ubiquitous deployments

* based on internal testings

◇ SKINBIT

Beyond Human Vision: Technology That Saves Lives

Our scanner, currently in development, is being engineered to capture highly detailed full-body images in under 60 seconds, detecting subtle changes invisible to the naked eye. Our AI evaluates every spot for risk factors while building a proprietary dataset that grows more valuable with each scan.



AI-Based Lesion Tracking & Assessment

Image Acquisition

Computer Vision Processing

HIGH RESOLUTION PHOTOGRAPHY

AI ENHANCED EVOLUTION TRACKING

DERMOSCOPIC IMAGE

AI MALIGNANCY ASSESSMENT



Smart Regulatory Strategy: Market Entry with Clear Path to Autonomy

Our two-phase regulatory approach maximizes speed to market while building toward full autonomy:

1. First, we plan to obtain 510(k) clearance as a dermatologic imaging device for our scanning hardware.

2. Initially, we will operate with dermatologist oversight of our AI analysis.

3. This human-in-the-loop model allows revenue generation while we gather performance data.

4. Once we build a robust clinical dataset, we intend to pursue FDA clearance for fully autonomous AI analysis.

This strategic approach allows us to launch quickly, generate revenue, and steadily progress toward our vision of fully automated skin cancer screening.

Empowering both Patients and Doctors: Better Outcomes Through Technology

We're creating a data-driven approach that eliminates subjectivity from skin cancer screening. By establishing comprehensive baselines and tracking changes over time, our technology has the potential to significantly reduce both false positives and false negatives. This allows dermatologists to focus their expertise on patients with genuine risk factors. The result is a more efficient healthcare system with better outcomes for everyone involved.





From Clinic to Community: Redefining Access

SkinBit plans to build a hybrid network combining our own flagship centers with strategic third-party locations like MedSpas and imaging centers. We deploy scanners using a zero-cost "vending machine" model, eliminating upfront investment for partner clinics and enabling rapid integration into existing healthcare environments.







SKINBIT

The Patient Journey

Patients start with a quick 60-second full-body scan at their chosen location. Our AI immediately identifies and labels all lesions, which are then reviewed by a dermatologist. Patients receive their comprehensive results through our mobile app within a few minutes, creating a baseline digital twin of their skin health. For patients with concerning findings, the app seamlessly connects them to our dermatologist for a video consultation, who can refer them to a local practitioner. This integrated approach ensures that patients receive screening and are guided through the entire care journey, removing barriers that typically delay treatment.


1
Visit SkinBit Location
2
Get Scanned
3
AI-Based Assessment
4
Get Your Report
High-Risk Lesions
Review by SkinBit Dermatologist

SKINBIT

Subscription-Like Revenue Model

SkinBit leverages medical requirements for annual skin checks for patients with a history of skin cancer and adults aged 65 and older, creating a natural recurring revenue stream. We plan to charge $199 per scan, which may be covered by health insurance depending on the patient's coverage. Based on internal assumptions, each scanner is projected to generate

assumptions, each scanner is projected to generate approximately $1 million annually from 20 daily scans, with retention driven by medical necessity rather than consumer preference.


Targeted unit economics
Scanner Production Cost
$20,000
Revenues / Scanner / Year *
$1,000,000
Operating Costs
$378,000
Margin / Scanner / Year
$622,000
* 20 patients/day · 5 days/week

SKINBIT

Forward-looking projections are not guaranteed.

A $15 Billion Opportunity: Meeting Unmet Demand

The US market alone needs 98 million screenings annually—a $15 billion opportunity. With skin cancer rates climbing and specialist shortages growing worse each year, SkinBit aims to deliver immediate screening intended to benefit a broad population in need of timely skin health assessments screening that benefits everyone: patients get life-saving early detection, providers will increase their capacity without adding staff, and investors will access untapped healthcare revenue.


98M Americans
X
$150/screening
=
$15B
Americans need annual screening
Paid by health insurance or Medicare
Total Addressable Market

SKINBIT

Defensible Moats: Data, Network, Brand

We believe SkinBit's business is protected by three powerful moats:

Data Network Effect

Our proprietary dataset (50,000 data points today) enhances our AI with each scan, building an accuracy advantage that competitors cannot easily match.

50K
CONFIRMED
CANCERS
DATASET

Hub & Spoke Model

Our network of branded locations and partner sites creates convenient nationwide access, establishing SkinBit as a trusted skin screening leader.



Brand

We're building a brand solely focused on skin cancer detection, positioning SkinBit as a category-defining name patients seek out for preventive skin health.



◇ SKINBIT

This combination of technology, physical presence, and focused brand identity creates a sustainable competitive advantage in the market for early skin cancer detection.

Unlike competitors offering partial solutions, we believe we've created a complete platform integrating hardware, software, and clinical workflow with both quality and accessibility.



	SkinBit	Canfield	Fotofinder	DermaSensor
Full Body Photography	3D	3D	2D	Single Lesion
Full Body Dermoscopy	Yes	No	No	No
Autonomous	Yes	No	No	No
Cost	$0 + Rev. share	$500K	$100K	Subscription

◇ SKINBIT

Our Traction: Building Momentum



SkinBit

Roadmap



OCTOBER 2024

Creation of a 50,000 images data set with confirmed diagnosis including Melanoma, BCC and SCC

NOVEMBER 2024

Market research conducted across 135 clinics, med-spas, and imaging centers in the U.S. to validate demand

SEPTEMBER 2024

Direct market testing validated demand through 3,000 patients with $199 price point achieving highest conversion

FEBRUARY 2025

Beginning of full body scanner development

AUGUST 2025

SkinBit full body scanner pre-production model

OCTOBER 2025

SkinBit patient app

NOVEMBER 2025

SkinBit full body scanner production model

DECEMBER 2025

SkinBit physician portal

DECEMBER 2025

FDA 510 (k) submission

APRIL 2026

Opening of the first SkinBit center in Beverly Hills

OCTOBER 2026

Opening of the second SkinBit center in San Francisco

◇ SKINBIT

* Our dataset comprises dermatologic images with diagnoses confirmed through histopathological biopsies, built by combining publicly available resources from the International Skin Imaging Collaboration (ISIC) with privately sourced clinical images from

partnering dermatology practices.

Forward-looking statements are not guaranteed.

Invest in Life-Saving Technology


Skinbit
5 Reasons to invest
BROAD MARKET
5.4M new skin cancer cases annually, 98M Americans need annual skin check
LIFE-CHANGING IMPACT
Early detection transforms outcomes and saves lives
SMART REGULATORY APPROACH
Hardware clearance first, with human oversight enabling immediate revenue while building toward autonomous AI approval
CAPITAL-EFFICIENT GROWTH
Zero-up-front cost deployment enables rapid scaling
RECURRING REVENUE MODEL
Annual screenings create predictable, subscription-like income

SKINBIT

SkinBit combines breakthrough technology, clinical expertise, and a patient-centered mission to revolutionize how we detect and treat skin cancer. Your investment supports our work developing accessible screening technology that will save countless lives through early detection.

Join us as we build a future where skin cancer is detected at its earliest, most treatable stage for everyone, not just those with privileged access to specialists. By democratizing early detection, we aim to help transform skin cancer detection into a more manageable process, potentially improving outcomes through earlier diagnosis.

Be part of the revolution that puts life-saving technology into communities where it's needed most. Together, we can create a world where no one faces a delayed diagnosis because they

couldn't see a dermatologist in time.

Skin health innovation for everyone, backed by everyone.